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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 MAR 25 AM 7:21

Santos

03007626

Date: Thu 13 Mar 2003 12:52:16 AM EST

. To:
. :

From: SANTOS LTD
. : SANTOS HOUSE
. : 91 KING WILLIAM STREET
. : ADELAIDE SA 5000

SUPPL

Subject:
. :
. :
. :

Number of pages (incl. cover sheet): 2

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dw 3/28

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 13th March 2003

Wildcat Exploration Wells

Hunt 1

Type	Gas Exploration	
Location	Texas, USA. Geronimo Prospect, San Patricio County	
Status at 0600hrs 12/03/03 (Houston Time)	Running abandonment program. Hunt 1 reached a total depth of 4222m with 915m progress for the week. Wireline logging interpretation indicates no commercial hydrocarbons, and the well is to be plugged and abandoned.	
Planned Total Depth	4200m	
Interest	Santos Group	WI 100%
Operator	Santos Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 13th March, 2003 Santos Limited also participated in 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com